Sun Life Reports Fourth Quarter and Full Year 2020 Results

The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. ("SLF Inc.") for the period ended December 31, 2020. SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (February 10, 2021) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the fourth quarter ended December 31, 2020. Fourth quarter reported net income was $744 million and underlying net income(1) was $862 million.

	Quarterly results		Full Year
Profitability	Q4'20	Q4'19	2020	2019
Reported net income ($ millions)	744	719	2,404	2,618
Underlying net income ($ millions)(1)	862	792	3,213	3,057
Reported EPS ($)(2)	1.27	1.22	4.10	4.40
Underlying EPS ($)(1)(2)	1.47	1.34	5.49	5.16
Reported return on equity ("ROE")(1)	13.3%	13.6%	10.8%	12.3%
Underlying ROE(1)	15.4%	15.0%	14.4%	14.3%

Growth	Q4'20	Q4'19	2020	2019
Insurance sales ($ millions)(1)	1,425	1,402	3,501	3,524
Wealth sales ($ millions)(1)	51,634	44,872	220,860	158,992
Value of new business ("VNB") ($ millions)(1)	293	337	1,140	1,206
Assets under management ("AUM") ($ billions)(1)	1,246.6	1,099.3	1,246.6	1,099.3

Financial Strength	Q4'20	Q4'19
LICAT ratios (at period end)(3)
Sun Life Financial Inc.	147%	143%
Sun Life Assurance(4)	127%	130%
Financial leverage ratio (at period end)(1)	23.5%	21.2%

"2020 challenged us in ways we never imagined. I'm proud of how Sun Life employees and advisors were there to support each other, and to support our Clients, through the COVID-19 pandemic. Sun Life delivered solid fourth quarter and full year results. In 2020, we increased our underlying net income to $3.2 billion, achieving underlying EPS of $5.49 and underlying ROE of 14.4%. Assets under management grew to $1.25 trillion," said Dean Connor, President and CEO, Sun Life.

"Clients continue to be at the centre of everything we do. The acceleration of everything digital, from how we advise Clients, sell solutions and pay claims, will be a lasting benefit beyond this year. This includes the launch of Lumino Health Virtual Care for Clients in Canada, the growth of U.S. sales by 6% to US$1.1 billion over the year reflecting demand for our virtual enrollment and other digital capabilities, and the use of virtual planning and sales experiences across our Asian markets," added Connor.

"In 2020, we continued to make strides towards our ambition to be one of the best insurance and asset management companies in the world and build our foundation for future growth," said Kevin Strain, incoming President and CEO. "SLC Management’s majority acquisitions of InfraRed Capital Partners and Crescent Capital Group LP have broadened their range of alternative investments solutions for institutional Clients. We also continue to deepen distribution in Asia with the signing of a second bancassurance agreement in Vietnam. Wealth sales were underpinned by MFS's performance this year with strong retail flows, a 37% increase in fixed income sales, a 39% pre-tax net operating profit margin ratio and a 16% growth in AUM."

(1)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(2)    All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)    For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in this document.
(4)    Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
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Financial and Operational Highlights - Quarterly Comparison (Q4 2020 vs. Q4 2019)
Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate, with our continued progress detailed below.

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)
	Q4'20	Q4'19	change	Q4'20	Q4'19	change	Q4'20	Q4'19	change	Q4'20	Q4'19	change
Canada	255	275	(7)%	243	264	(8)%	186	228	(18)%	4,864	5,905	(18)%
U.S.	88	131	(33)%	148	137	8%	838	813	3%	—	—	—
Asset Management	267	228	17%	333	281	19%	—	—	—	43,390	36,847	18%
Asia	132	136	(3)%	116	143	(19)%	401	361	11%	3,380	2,120	59%
Corporate	2	(51)	nm(2)	22	(33)	nm(2)	—	—	—	—	—	—
Total	744	719	3%	862	792	9%	1,425	1,402	2%	51,634	44,872	15%
(1)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(2)    Not meaningful.

Reported net income was $744 million in the fourth quarter of 2020, an increase of $25 million or 3% compared to the same period in 2019, driven by the change in underlying net income of $70 million, partially offset by unfavourable ACMA impacts in the U.S. and higher fair value adjustments on MFS's share-based payment awards.(1)(2) Underlying net income of $862 million increased driven by business growth, favourable morbidity experience related to Canada and the U.S., partially offset by lower investing activity reflecting losses in Canada in the current quarter due to asset repositioning, lower available-for-sale ("AFS") gains reflecting an impairment in Asia, and less favourable credit experience in Asia and the U.S. Across the Company, mortality experience was in line with the prior year, as unfavourable experience in Canada was offset by favourable experience in Corporate. Furthermore, in the U.S., the unfavourable impact of COVID-19 claims in 2020 was comparable to the impacts of large case claims in In-force Management in the fourth quarter of 2019. Refer to section G - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.

Our reported ROE was 13.3% in the fourth quarter of 2020. Underlying ROE was 15.4%, compared to 15.0% in the fourth quarter of 2019.

Subsequent to December 31, 2020, we completed our acquisition of a majority stake of Crescent Capital Group ("Crescent") and launched a 15-year exclusive bancassurance partnership with Asia Commercial Joint Stock Bank ("ACB") in Vietnam. In addition, we announced our intention to redeem all of the outstanding $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures in February 2021. These events will decrease the SLF Inc. and Sun Life Assurance LICAT ratios by approximately six percentage points and two percentage points, respectively.

SLF Inc. and its wholly-owned holding companies ended the quarter with $3.1 billion in cash and other liquid assets. The subsequent events noted above will also have an impact to our cash and other liquid assets balance subsequent to December 31, 2020, with the exception of the ACB bancassurance partnership as the cash payment of $472 million was transferred to Sun Life Assurance in advance of the January 2021 payment.

A leader in insurance and wealth solutions in our Canadian Home Market
Canada's reported net income was $255 million in the fourth quarter of 2020, a decrease of $20 million compared to the same period in 2019, reflecting the change in underlying net income of $21 million. Market-related impacts in reported net income were in line with the prior year, reflecting favourable equity market impacts offset by changes in the fair value of investment properties and interest rate impacts. Underlying net income of $243 million decreased reflecting investing activity losses due to asset repositioning in the current quarter, unfavourable expense and mortality experience, partially offset by improved morbidity experience and business growth. Unfavourable expense experience was largely driven by our continued investments in digital and Group Benefits ("GB") operations.

Canada insurance sales were $186 million in the fourth quarter of 2020, a decrease of $42 million or 18% compared to the same period in 2019, driven by lower sales in GB due to lower market activity. Canada wealth sales were $4.9 billion in the fourth quarter of 2020, a decrease of $1.0 billion or 18% compared to the same period in 2019, reflecting lower large case sales in Group Retirement Services ("GRS"), partially offset by increased mutual fund sales in Individual Wealth.

Consistent with our Purpose to help our Clients achieve lifetime financial security, we continued to build our wealth businesses in the quarter, reaching milestone achievements in both GRS and Sun Life Global Investments ("SLGI"). In GRS, member assets grew by over 12% from prior year to surpass $125 billion in AUA(3) for the first time, driven by significant large-case wins, market appreciation and over $1 billion in plan wealth sales in the year, more than half of which were digitally sourced. In SLGI, AUM grew by 13% from prior year to achieve $33 billion in assets, driven by strong organic growth and positive net flows.

(1)    Assumption changes and management actions ("ACMA").
(2)    MFS Investment Management ("MFS").
(3)    Assets under administration ("AUA").
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A leader in U.S. group benefits
U.S.'s reported net income was $88 million, a decrease of $43 million or 33% in the fourth quarter of 2020 compared to the same period in 2019, reflecting unfavourable ACMA impacts relating to a new reinsurance agreement in In-force Management. Underlying net income was $148 million, an increase of $11 million or 8%, driven by favourable morbidity experience in medical stop-loss, higher net investment returns on surplus and business growth, partially offset by less favourable credit experience and unfavourable expense experience. Unfavourable mortality experience in the quarter was in line with prior year, driven by current year COVID-19-related claims in employee benefits as compared to losses from large case claims in In-force Management in the fourth quarter of 2019. The trailing four-quarter after-tax profit margin for Group Benefits(1) was 8.0% as of the fourth quarter of 2020, compared to 7.3% as of the fourth quarter of 2019.

U.S. insurance sales were US$643 million in the fourth quarter of 2020, an increase of US$27 million or 4% compared to the same period in 2019, driven by growth in employee benefits and medical stop-loss. Business in-force as of December 31, 2020 was up 6% over the previous year, driven by continued strong performance in our stop-loss business where business in-force reached US$2.2 billion, advancing our position as the largest independent medical stop-loss provider in the U.S.

In early 2021, Sun Life launched its new absence management solution, developed using Client insights to simplify the complexity of paid and unpaid leaves from work by providing members an intuitive experience, with state-of-the-art technology, and a single claims contact and claim number for all of their absence benefits. Sun Life also took another step forward as a leader in the U.S. paid family and medical leave ("PFML") marketplace with the launch of its Massachusetts PFML product, which lays the groundwork for future state rollouts. In addition, our industry-leading Clinical 360 program, which goes beyond conventional medical stop-loss coverage by identifying erroneous medical charges and better care alternatives, generated more than $16 million in cost savings in 2020 for Sun Life and our Clients.

A leader in Global Asset Management
Asset Management's reported net income was $267 million, an increase of $39 million or 17% in the fourth quarter of 2020 compared to the same period in 2019, driven by the change in underlying net income of $52 million, partially offset by higher fair value adjustments on MFS’s share-based payment awards and higher acquisition and integration costs. Underlying net income of $333 million increased driven by higher average net assets ("ANA") in MFS and higher results due to the BGO and InfraRed acquisitions.(2) Pre-tax net operating profit margin ratio for MFS(1) for the fourth quarter of 2020 was 41%, compared to 40% in the same period in 2019.

Asset Management ended the fourth quarter with $882.5 billion in AUM, consisting of $776.8 billion (US$610.2 billion) in MFS and $105.6 billion in SLC Management. MFS reported net inflows of $1.9 billion (US$1.5 billion) and SLC Management reported net inflows of $0.9 billion in the fourth quarter of 2020. Despite an overall industry trend of net retail outflows for the year, MFS achieved U.S. retail net inflows for the eighth consecutive quarter, demonstrating the continued strength of MFS's performance and brand presence.

MFS’s U.S. Mutual Funds Board has transitioned to using Morningstar(3) as their primary benchmark for evaluation effective 2020. In the fourth quarter of 2020, 97%, 95% and 94% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively. Based on ten-, five- and three-year performance respectively, 83%, 88% and 79% of MFS's U.S. mutual fund assets ranked in the top half of their Lipper(3) categories.

On January 5, 2021, we completed our acquisition of a majority stake of Crescent, a U.S.-based global alternative credit investment manager. Total cash consideration of $308 million (US$241 million) was paid, which includes our portion of the net liabilities in Crescent of $60 million (US$47 million). The agreement includes the ability to acquire the seller’s outstanding shares in Crescent, and a contingent consideration payment of up to $79 million (US$62 million), based on the achievement of certain milestones. In addition, the sellers have the option to require us to purchase their outstanding shares ("put option"). The initial recognition of the put option liability is expected to reduce Total shareholders’ equity by approximately $175 million. Crescent is a part of our Asset Management business segment. The acquisition extends SLC Management's solutions in alternative credit, which will benefit existing and prospective Clients. Crescent has more than 180 partners and employees and approximately $39.1 billion in AUM (US$30.7 billion), as at December 31, 2020.

(1)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(2)     Our acquisition of a majority stake in BentallGreenOak, our acquisition of a majority stake in InfraRed Capital Partners and our acquisition of a majority stake in Crescent Capital Group LP ("BGO acquisition", "InfraRed acquisition" and "Crescent acquisition", respectively, and "acquisitions in SLC Management" collectively).
(3)     Both Lipper and Morningstar are financial service firms that provide independent analytics on mutual funds. There can be slight differences in how each firm defines relative peer groups for these analytics. MFS’s U.S. Mutual Funds Board has transitioned to using Morningstar as their primary benchmark for evaluation, effective 2020.
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A leader in Asia through distribution excellence in higher growth markets
Asia's reported net income was $132 million in the fourth quarter of 2020, a decrease of $4 million or 3% compared to the same period in 2019, reflecting a change in underlying net income of $27 million, offset by favourable ACMA impacts. Underlying net income of $116 million decreased reflecting an AFS impairment of $20 million related to an investment in a fund managed by our joint venture in India and less favourable credit experience, partially offset by favourable expense experience and higher new business gain in International Hubs.

Asia insurance sales were $401 million, an increase of $40 million or 11% in the fourth quarter of 2020 compared to the same period in 2019, driven by International Hubs, partially offset by the Philippines as a result of the impact of COVID-19. Asia wealth sales were $3,380 million, an increase of $1,260 million or 59%, driven by increases in fixed income sales in India, higher money market sales in the Philippines and growth in the pension business in Hong Kong.

Over the fourth quarter, we continued to expand our distribution in order to better service Client needs. In 2020, we launched our first exclusive bancassurance partnership in Vietnam with TPBank, which propelled our Vietnam business to nearly double its sales for the year versus 2019. We have now entered a second bancassurance partnership with Asia Commercial Joint Stock Bank, with sales beginning in January 2021. We also launched a non-face-to-face digital sales platform in Malaysia in November. Digital sales capabilities are now available in all of our Local Markets and Hong Kong, offering a seamless virtual purchasing experience for Clients.

Corporate
Corporate's reported net income was $2 million in the fourth quarter of 2020, compared to reported net loss of $51 million in the same period in 2019, driven by the increase in underlying net income of $55 million. Underlying net income of $22 million increased driven by higher earnings in the run-off businesses, improved expense experience and lower project spend in Corporate Support, and higher investing activity in the UK.

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About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2020, Sun Life had total assets under management of $1,247 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results

Sun Life Financial Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, U.S., Asset Management, Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively) and annual and interim management's discussion and analysis ("MD&A"). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"), and in accordance with the International Accounting Standard ("IAS") 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.
1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section G - Non-IFRS Financial Measures in this document. Non-IFRS financial measures and reconciliations are also included in our Annual and Interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial results & reports.
2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section H - Forward-looking Statements in this document.
3. Additional Information
Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the Annual and Interim MD&A and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2020. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, Annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s Interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.
4. COVID-19 Pandemic Considerations
In early 2020, the world was impacted by COVID-19, which was declared a pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.

For additional information, refer to sections B - Overview - 4 - COVID-19 and J - Risk Management - 9 - Risks relating to the COVID-19 Pandemic in the 2020 Annual MD&A.
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B. Financial Summary

($ millions, unless otherwise noted)	Quarterly results			Full Year
Profitability	Q4'20	Q3'20	Q4'19	2020	2019
Net income (loss)
Reported net income (loss)	744	750	719	2,404	2,618
Underlying net income (loss)(1)	862	842	792	3,213	3,057
Diluted earnings per share ($)
Reported EPS (diluted)	1.27	1.28	1.22	4.10	4.40
Underlying EPS (diluted)(1)	1.47	1.44	1.34	5.49	5.16
Reported basic EPS ($)	1.27	1.28	1.22	4.11	4.42
Return on equity (%)
Reported ROE(1)	13.3%	13.5%	13.6%	10.8%	12.3%
Underlying ROE(1)	15.4%	15.1%	15.0%	14.4%	14.3%

Growth	Q4'20	Q3'20	Q4'19	2020	2019
Sales
Insurance sales(1)	1,425	681	1,402	3,501	3,524
Wealth sales(1)	51,634	52,684	44,872	220,860	158,992
Value of new business(1)	293	261	337	1,140	1,206
Premiums and deposits
Net premium revenue	6,675	6,396	6,639	23,738	20,288
Segregated fund deposits	4,488	2,623	3,517	12,880	11,958
Mutual fund sales(1)	33,796	33,549	27,177	141,131	99,836
Managed fund sales(1)	13,687	12,815	12,347	62,190	45,062
ASO premium and deposit equivalents(1)(2)	1,655	3,215	1,715	8,455	6,802
Total premiums and deposits(1)	60,301	58,598	51,395	248,394	183,946
Assets under management
General fund assets	197,090	196,235	180,229
Segregated funds	125,921	116,653	116,973
Mutual funds, managed funds and other AUM(1)	923,543	873,461	802,145
Total AUM(1)	1,246,554	1,186,349	1,099,347

Financial Strength	Q4'20	Q3'20	Q4'19
LICAT ratios(3)
Sun Life Financial Inc.	147%	144%	143%
Sun Life Assurance(4)	127%	127%	130%
Financial leverage ratio(1)	23.5%	21.5%	21.2%
Dividend
Dividend payout ratio(1)	37%	38%	41%
Dividends per common share ($)	0.550	0.550	0.550
Capital
Subordinated debt and innovative capital instruments(5)	4,981	4,235	3,738
Participating policyholders' equity and non-controlling interests	1,393	1,312	1,110
Total shareholders' equity	24,469	24,580	23,398
Total capital	30,843	30,127	28,246
Average common shares outstanding (millions)	585	585	588
Closing common shares outstanding (millions)	585	585	588

(1)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(2)    Administrative Services Only ("ASO").
(3)    Life Insurance Capital Adequacy Test ratio.
(4)    Sun Life Assurance Company of Canada is SLF Inc.'s principal operating life insurance subsidiary.
(5)    Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), and qualify as regulatory capital. However, under IFRS, they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in our 2020 Annual MD&A.
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C. Profitability

The following table reconciles our reported net income and underlying net income. The table also sets out the impacts that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results
($ millions, after-tax)	Q4'20	Q3'20	Q4'19
Reported net income	744	750	719
Less: Market-related impacts(1)	20	(1)	18
Less: Assumption changes and management actions(1)	(42)	(53)	(15)
Less: Other adjustments(1)	(96)	(38)	(76)
Underlying net income(2)	862	842	792
Reported ROE(2)	13.3%	13.5%	13.6%
Underlying ROE(2)	15.4%	15.1%	15.0%
Impacts of other notable items on reported and underlying net income
Experience-related items(3)
Impacts of investment activity on insurance contract liabilities ("investing activity")	3	28	34
Credit	18	(2)	47
Mortality	(4)	(19)	(3)
Morbidity	24	65	(47)
Lapse and other policyholder behaviour ("policyholder behaviour")	(18)	(9)	(6)
Expenses	(53)	(15)	(45)
Other experience	(1)	(13)	(6)

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(3)    Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
Quarterly Comparison - Q4 2020 vs. Q4 2019
Reported net income increased by $25 million or 3% in the fourth quarter of 2020 compared to the same period in 2019, driven by the change in underlying net income of $70 million, partially offset by unfavourable ACMA impacts in the U.S. and higher fair value adjustments on MFS's share-based payment awards. Underlying net income increased driven by business growth, favourable morbidity experience related to Canada and the U.S., partially offset by lower investing activity reflecting losses in Canada in the current quarter due to asset repositioning, lower AFS gains reflecting an impairment in Asia, and less favourable credit experience in Asia and the U.S. Across the Company, mortality experience was in line with the prior year, as unfavourable experience in Canada was offset by favourable experience in Corporate. Furthermore, in the U.S., the unfavourable impact of COVID-19 claims in 2020 was comparable to the impacts of large case claims in In-force Management in the fourth quarter of 2019. Refer to section G - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.

1.Market-related impacts
Market-related impacts in the fourth quarter of 2020 were in line with the same period in 2019, reflecting favourable equity market impacts primarily in Canada, changes in the fair value of investment properties that were in line with the prior year with decreases in Canada offset in the U.S., and unfavourable interest rate impacts are across the Company from the impacts of credit spread movement.

See section G - Non-IFRS Financial Measures in this document for a breakdown of components of market-related impacts.

2.Assumption changes and management actions
ACMA decreased reported net income by $42 million in the fourth quarter of 2020, predominantly related to the impact of a new reinsurance agreement in In-force Management in the U.S., compared to a decrease of $15 million in the same period in 2019.

3.Other adjustments
Other adjustments decreased reported net income by $96 million in the fourth quarter of 2020, compared to an decrease of $76 million in the same period in 2019, reflecting higher fair value adjustments on MFS's share-based payment awards and higher acquisition and integration costs in SLC Management, partially offset by the reduction of restructuring costs in Corporate. The costs in SLC Management are related to the InfraRed and Crescent acquisitions. The costs in Corporate are related to various projects to simplify our organizational structure and drive efficiencies.
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4.Experience-related items
Compared to the fourth quarter of 2019, the significant changes in experience-related items are as follows:
•Lower investing activity, reflecting losses in Canada in the current quarter resulting from asset repositioning;
•Less favourable credit experience in the U.S. and Asia:

	Quarterly results
($ millions, after-tax)	Q4'20	Q3'20	Q4'19
Changes in ratings	(6)	(33)	1
Impairments, net of recoveries	(6)	3	20
Release of best estimate credit	30	28	26
Credit Experience	18	(2)	47
•Across the Company, mortality experience was in line with the prior year, as unfavourable experience in Canada was offset by favourable experience in Corporate. Furthermore, in the U.S., the unfavourable impact of COVID-19 claims in 2020 was comparable to the impacts of large case claims in In-force Management in 2019;
•Favourable morbidity experience with improved experience in Canada and favourable experience in medical stop-loss in the U.S.;
•Unfavourable expense experience in Canada and the U.S., largely offset by favourable experience in Asia and Corporate; and
•Unfavourable policyholder behavior experience across the enterprise, reflecting small amounts in various products across the Company.

5.Income taxes
Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.

In the fourth quarter of 2020, our effective income tax rates on reported net income and underlying net income(1) were 5.8% and 15.2%, respectively, compared to 10.8% and 13.9%, respectively, in the fourth quarter of 2019. Our effective tax rate on reported net income reflects favourable tax-exempt investment income within market-related impacts. Our effective tax rate on underlying net income in the fourth quarter of 2020 was within our expected range of 15% to 20%. In the fourth quarter of 2019, our effective tax rate on underlying net income was below our expected range, primarily due to higher tax-exempt investment income.

6.Impacts of foreign exchange translation
During the fourth quarter of 2020, the impacts of foreign exchange translation decreased reported net income and underlying net income by $1 million and $3 million, respectively.

D. Growth
1. Sales and Value of New Business

	Quarterly results
($ millions)	Q4'20	Q3'20	Q4'19
Insurance sales by business group(1)
Canada	186	147	228
U.S.	838	230	813
Asia	401	304	361
Total insurance sales(1)	1,425	681	1,402
Wealth sales by business group(1)
Canada	4,864	6,837	5,905
Asia	3,380	2,781	2,120
Total wealth sales excluding Asset Management(1)	8,244	9,618	8,025
Asset Management sales(1)	43,390	43,066	36,847
Total wealth sales(1)	51,634	52,684	44,872
Value of New Business(1)	293	261	337

(1)     Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

(1)    Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.
EARNINGS NEWS RELEASE        Sun Life Financial Inc.     December 31, 2020    9

Total Company insurance sales increased by $23 million or 2% ($31 million or 2%, excluding the impacts of foreign exchange translation) in the fourth quarter of 2020 compared to the same period in 2019.
•Canada insurance sales decreased by 18%, driven by lower sales in GB due to lower market activity.
•U.S. insurance sales increased by 4%, excluding the unfavourable impacts of foreign exchange translation, driven by growth in employee benefits and medical stop-loss.
•Asia insurance sales increased by 11%, excluding the favourable impacts of foreign exchange translation, driven by International Hubs, partially offset by the Philippines as a result of the impact of COVID-19.

Total Company wealth sales increased by $6.8 billion or 15% ($7.3 billion or 16% excluding the impacts of foreign exchange translation) in the fourth quarter of 2020 compared to the same period in 2019.
•Canada wealth sales decreased by 18%, reflecting lower large case sales in GRS, partially offset by increased mutual fund sales in Individual Wealth.
•Asia wealth sales increased by 61%, excluding the unfavourable impacts of foreign exchange translation, driven by increases in fixed income sales in India, higher money market sales in the Philippines and growth in the pension business in Hong Kong.
•Asset Management sales increased by 19%, excluding the unfavourable impacts of foreign exchange translation, driven by higher mutual and managed fund sales in MFS and higher sales in SLC Management.

Total Company VNB was $293 million in the fourth quarter of 2020, a decrease of $44 million or 13% compared to the same period in 2019, driven by lower sales volume from Canada GB and GRS, and the impact of lower interest rates globally.

2. Premiums and Deposits

	Quarterly results
($ millions)	Q4'20	Q3'20	Q4'19
Net premium revenue	6,675	6,396	6,639
Segregated fund deposits	4,488	2,623	3,517
Mutual fund sales(1)	33,796	33,549	27,177
Managed fund sales(1)	13,687	12,815	12,347
ASO premium and deposit equivalents(1)	1,655	3,215	1,715
Total premiums and deposits(1)	60,301	58,598	51,395
(1)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

Premiums and deposits increased by 18% in the fourth quarter of 2020 compared to the same period in 2019, excluding the unfavourable impacts of foreign exchange translation, driven by increased mutual fund sales, managed fund sales and segregated fund deposits.

Net premium revenue in the fourth quarter of 2020 was in line with the same period in 2019, excluding the favourable impacts of foreign exchange translation, as increased premium revenue in Asia was offset by lower premium revenue in Canada.

Segregated fund deposits increased by 27% in the fourth quarter of 2020 compared to the same period in 2019, excluding the favourable impacts of foreign exchange translation, driven primarily by increased deposits in Canada.

Mutual fund sales increased by 26% in the fourth quarter of 2020 compared to the same period in 2019, excluding the unfavourable impacts of foreign exchange translation, primarily driven by increased sales in MFS and India and the Philippines in Asia.

Managed fund sales increased by 12% in the fourth quarter of 2020 compared to the same period in 2019, excluding the unfavourable impacts of foreign exchange translation, primarily driven by increased sales in MFS, Asia and SLC Management.

ASO premium and deposit equivalents decreased by 3% in the fourth quarter of 2020 compared to the same period in 2019, reflecting decreases in Hong Kong in Asia and GB in Canada. The impacts of foreign exchange translation were in line with the prior year.

3. Assets Under Management
AUM consists of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q4'20	Q3'20	Q2'20	Q1'20	Q4'19
Assets under management(1)
General fund assets	197,090	196,235	195,489	188,366	180,229
Segregated funds	125,921	116,653	112,944	102,824	116,973
Mutual funds, managed funds and other AUM(1)	923,543	873,461	813,140	732,130	802,145
Total AUM(1)	1,246,554	1,186,349	1,121,573	1,023,320	1,099,347

(1)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

10    Sun Life Financial Inc.     December 31, 2020        EARNINGS NEWS RELEASE

AUM increased by $147.2 billion or 13% as at December 31, 2020 compared to December 31, 2019, resulting primarily from:
(i)an increase of favourable market movements on the value of mutual funds, managed funds and segregated funds of $106.0 billion;
(ii)net inflows from mutual, managed and segregated funds of $23.1 billion;
(iii)an increase in AUM of general fund assets of $16.9 billion;
(iv)acquired AUM from the InfraRed acquisition of $16.3 billion; and
(v)an increase from other business activities of $6.7 billion; partially offset by
(vi)a decrease of $21.8 billion from the impacts of foreign exchange translation (excluding the impacts from general fund assets).

For the fourth quarter of 2020, net inflows of mutual, managed and segregated funds of $6.7 billion were predominantly driven by net inflows of $2.2 billion in Asia, $1.9 billion in MFS, $1.9 billion in Canada and $0.9 billion in SLC Management.

In 2020, net inflows of mutual, managed, and segregated funds of $23.1 billion were driven by net inflows of $17.7 billion in MFS, $3.5 billion in Canada and $3.1 billion in Asia, partially offset by net outflows of $0.7 billion in Corporate and $0.5 billion in SLC Management.

E. Financial Strength

	Quarterly results
	Q4'20	Q3'20	Q2'20	Q1'20	Q4'19
LICAT ratio
Sun Life Financial Inc.	147%	144%	146%	143%	143%
Sun Life Assurance	127%	127%	126%	130%	130%
Financial leverage ratio(1)	23.5%	21.5%	23.2%	20.7%	21.2%
Dividend
Dividend payout ratio(1)	37%	38%	44%	42%	41%
Dividends per common share ($)	0.550	0.550	0.550	0.550	0.550
Capital
Subordinated debt and innovative capital instruments(2)	4,981	4,235	4,734	3,739	3,738
Participating policyholders' equity and non-controlling interests	1,393	1,312	1,200	1,090	1,110
Preferred shareholders' equity	2,257	2,257	2,257	2,257	2,257
Common shareholders' equity	22,212	22,323	21,962	21,921	21,141
Total capital	30,843	30,127	30,153	29,007	28,246

(1)     Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(2)     Innovative capital instruments consist of SLEECS and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in our 2020 Annual MD&A.
Life Insurance Capital Adequacy Test
OSFI has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

On April 9, 2020, OSFI announced certain changes to capital requirements under the LICAT guideline in response to the COVID-19 pandemic. The changes pertain to the capital treatment of (i) payment deferrals for mortgages, leases, and other loans, (ii) payment deferrals on insurance premiums to policyholders, and (iii) interest rate risk requirements for participating lines of business. For payment deferrals granted due to the COVID-19 pandemic, OSFI allows for the loans, leases and receivables to continue to be treated as performing assets under the LICAT guideline. This means that these assets will not fall into the impaired and restructured category, and therefore, will not be subject to a higher capital charge.

On August 31, 2020, OSFI announced an update on this capital treatment. Deferrals granted before August 31, 2020 will not extend past 6 months. Deferrals granted between August 31, 2020 and September 30, 2020 will not extend past 3 months. Deferrals granted after September 30, 2020 will not be eligible for OSFI's special capital treatment. For our December 31, 2020 LICAT ratio, the impact of the change in capital treatment for payment deferrals remains small. The change with respect to the interest rate risk requirements for participating lines of businesses reduces the impact of a discontinuity in the LICAT ratio caused from a switch in the interest rate scenarios applied, by smoothing the impact of participating lines of business interest rate risk over six quarters. As per OSFI's communication, this new treatment will remain in place until at least December 31, 2023.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at December 31, 2020, SLF Inc.'s LICAT ratio was 147%, which was 4% higher than December 31, 2019. The favourable impacts of reported net income, net change in subordinated debt and capital savings from reinsurance were partially offset by the impacts of payment of dividends, the InfraRed acquisition, market movements and the smoothed impact of the switch in the interest rate scenario in North America for the participating business.

EARNINGS NEWS RELEASE        Sun Life Financial Inc.     December 31, 2020    11

Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As at December 31, 2020, Sun Life Assurance's LICAT ratio was 127%, compared to 130% as at December 31, 2019. The impacts of the payment of dividends, market movements and the smoothed impact of the switch in interest rate scenario in North America for the participating business were partially offset by the favourable impacts of reported net income, capital savings from reinsurance and cash transfer from SLF Inc. in advance of the January 2021 payment for the ACB bancassurance partnership in Vietnam.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.
Capital
Our total capital consists of subordinated debt and other capital instruments, participating policyholders' equity and total shareholders' equity which includes common shareholders' equity, preferred shareholders' equity, and non-controlling interests. As at December 31, 2020, our total capital was $30.8 billion, an increase of $2.6 billion compared to the prior year. The increases to total capital included reported net income of $2,404 million, the issuance of $1 billion principal amount of Series 2020-1 Subordinated Unsecured 2.58% Fixed/ Floating Debentures ("Series 2020-1 Debentures"), and the issued $750 million principal amount of Series 2020-2 Subordinated Unsecured 2.06% Fixed/Floating Debentures ("Series 2020-2 Debentures") both of which are detailed below. These were partially offset by the payment of $1,283 million of dividends on common shares of SLF Inc. ("common shares"), and the redemption of $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures ("Series 2015-1 Debentures"), which is also detailed below.

Our capital and liquidity positions remain strong, supported by a low financial leverage ratio of 23.5%, a strong LICAT ratio of 147% at SLF Inc., and $3.1 billion in cash and other liquid assets(1) as at December 31, 2020 in the legal entity, SLF Inc. (the ultimate parent company) and its wholly-owned holding companies ($2.3 billion as at December 31, 2019).
Capital Transactions
On May 8, 2020, SLF Inc. issued $1 billion principal amount of Series 2020-1 Subordinated Unsecured 2.58% Fixed/Floating Debentures due 2032. The net proceeds will be used for general corporate purposes of SLF Inc., which may include investments in subsidiaries and repayment of indebtedness.

On June 30, 2020, 0.1 million of the 5.2 million Class A Non-cumulative Rate Reset Preferred Shares Series 8R (the "Series 8R Shares") were converted into Class A Non-cumulative Floating Rate Preferred Shares Series 9QR (the "Series 9QR Shares") on a one-for-one basis and 1.1 million of the 6.0 million Series 9QR Shares were converted into Series 8R Shares on a one-for-one basis. After the conversion, SLF Inc. has approximately 6.2 million Series 8R Shares and 5.0 million Series 9QR Shares issued and outstanding.

On September 25, 2020, SLF Inc. redeemed all of the outstanding $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures, in accordance with the redemption terms attached to such debentures. The redemption was funded from existing cash and other liquid assets.

On October 1, 2020, SLF Inc. issued $750 million principal amount of Series 2020-2 Subordinated Unsecured 2.06% Fixed/Floating Debentures due 2035. The net proceeds will be used for general corporate purposes of SLF Inc., which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.
Normal Course Issuer Bid
On August 13, 2020, SLF Inc.'s normal course issuer bid expired. In light of OSFI setting the expectation on March 13, 2020 that all federally regulated financial institutions should halt all dividend increases and share buybacks for the time being, SLF Inc. has postponed renewing its normal course issuer bid. There were no common shares purchased during the fourth quarter of 2020. In 2020, SLF Inc. purchased approximately 3.5 million common shares at a total cost of $200 million. All of the common shares purchased under SLF Inc.'s normal course issuer bid were subsequently cancelled. As at the program's expiry, the total aggregate shares cancelled and associated cost under SLF Inc.'s normal course issuer bid were 6.3 million and $347 million, respectively.
Subsequent Events
On December 21, 2020, we announced our intention to redeem all of the outstanding $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures on or about February 19, 2021, in accordance with the redemption terms attached to such debentures. The redemption will be funded from existing cash and other liquid assets. On redemption, this transaction will not impact the LICAT ratio of Sun Life Assurance, however, it will decrease the SLF Inc. LICAT ratio by approximately two percentage points.

On January 1, 2021, our subsidiary, Sun Life Vietnam Insurance Company Limited ("Sun Life Vietnam"), and ACB launched a 15-year exclusive bancassurance partnership in Vietnam. In January 2021, as a result of the transaction, the LICAT ratio of both SLF Inc. and Sun Life Assurance will decrease by approximately two percentage points.

(1)     Other liquid assets include cash equivalents, short-term investments, and publicly traded securities.
12    Sun Life Financial Inc.     December 31, 2020        EARNINGS NEWS RELEASE

On January 5, 2021, we completed our acquisition of a majority stake of Crescent, a U.S.-based global alternative credit investment manager. Total cash consideration of $308 million (US$241 million) was paid, which includes our portion of the net liabilities in Crescent of $60 million (US$47 million). The agreement includes the ability to acquire the seller’s outstanding shares in Crescent and a contingent consideration payment of up to $79 million (US$62 million), based on the achievement of certain milestones. In addition, the sellers have the option to require us to purchase their outstanding shares. The initial recognition of the put option liability is expected to reduce Total shareholders’ equity by approximately $175 million. Crescent is a part of our Asset Management business segment. The acquisition extends SLC Management's solutions in alternative credit, which will benefit existing and prospective Clients. Crescent has more than 180 partners and employees and approximately $39.1 billion in AUM (US$30.7 billion), as at December 31, 2020. This transaction will not impact the LICAT ratio of Sun Life Assurance, however, it will decrease the SLF Inc. LICAT ratio by approximately two percentage points.

The subsequent events noted above will also have an impact to our cash and other liquid assets balance subsequent to December 31, 2020, with the exception of the ACB bancassurance partnership as the cash payment of $472 million was transferred to Sun Life Assurance in advance of the January 2021 payment.

In addition to the Corporate restructuring charge of approximately $20 million after-tax recorded in the fourth quarter of 2020 to simplify our organizational structure, we have also been developing a strategy for our workspace and redefining the role of the office, in a post COVID-19 world. Beginning first quarter of 2021, we will reduce and consolidate our real estate footprint across various sites in Canada and the U.S. These actions reflect a change to a more flexible and virtual work environment. In support of this strategy, we expect to take a charge between $40 - $60 million after-tax, mainly to reflect the vacating and reconfiguration of existing workspaces, in the first quarter of 2021. The actual restructuring charge and timing may differ from the Company’s estimate.

F. Performance by Business Segment

	Quarterly results
($ millions)	Q4'20	Q3'20	Q4'19
Reported net income (loss)
Canada	255	387	275
U.S.	88	(113)	131
Asset Management	267	251	228
Asia	132	236	136
Corporate	2	(11)	(51)
Total reported net income (loss)	744	750	719
Underlying net income (loss)(1)
Canada	243	293	264
U.S.	148	136	137
Asset Management	333	294	281
Asia	116	164	143
Corporate	22	(45)	(33)
Total underlying net income (loss)(1)	862	842	792

(1)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2020 Annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

EARNINGS NEWS RELEASE        Sun Life Financial Inc.     December 31, 2020    13

1. Canada

	Quarterly results
($ millions)	Q4'20	Q3'20	Q4'19
Individual Insurance & Wealth	117	76	147
Group Benefits	74	212	40
Group Retirement Services	64	99	88
Reported net income (loss)	255	387	275
Less: Market-related impacts(1)	15	29	6
Less: Assumption changes and management actions(1)	(3)	60	(1)
Less: Other adjustments(1)(2)	—	5	6
Underlying net income (loss)(3)	243	293	264
Reported ROE (%)(3)	13.7%	21.0%	15.5%
Underlying ROE (%)(3)	13.1%	15.9%	14.9%
Insurance sales(3)	186	147	228
Wealth sales(3)	4,864	6,837	5,905

(1)    Represents an adjustment to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Mainly comprised of certain hedges in Canada that do not qualify for hedge accounting and acquisition, integration and restructuring costs. For further information, see section G - Non-IFRS Financial Measures in this document.
(3)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q4 2020 vs. Q4 2019
Canada's reported net income decreased by $20 million or 7% in the fourth quarter of 2020 compared to the same period in 2019, reflecting the change in underlying net income of $21 million. Market-related impacts in reported net income were in line with the prior year, reflecting favourable equity market impacts offset by changes in the fair value of investment properties and interest rate impacts. Underlying net income decreased reflecting investing activity losses due to asset repositioning in the current quarter, unfavourable expense and mortality experience, partially offset by improved morbidity experience and business growth. Unfavourable expense experience was largely driven by our continued investments in digital and GB operations.
Growth
Quarterly Comparison - Q4 2020 vs. Q4 2019
Canada insurance sales decreased by $42 million or 18% in the fourth quarter of 2020 compared to the same period in 2019. Individual insurance sales were $118 million in the fourth quarter of 2020, in line with the same period in 2019. Sales in GB were $68 million in the fourth quarter of 2020, a decrease of $43 million or 39% compared to the same period in 2019, due to lower market activity.

Canada wealth sales decreased by $1.0 billion or 18% in the fourth quarter of 2020 compared to the same period in 2019. Individual wealth sales were $2.2 billion in the fourth quarter of 2020, an increase of $339 million or 19% compared to the same period in 2019, driven by increased mutual fund sales. GRS sales were $2.7 billion in the fourth quarter of 2020, a decrease of $1.4 billion or 34% compared to the same period in 2019, primarily driven by lower large case sales.
14    Sun Life Financial Inc.     December 31, 2020        EARNINGS NEWS RELEASE

2. U.S.

	Quarterly results
(US$ millions)	Q4'20	Q3'20	Q4'19
Group Benefits	76	97	64
In-force Management	(10)	(182)	35
Reported net income (loss)	66	(85)	99
Less: Market-related impacts(1)	1	(13)	—
Less: Assumption changes and management actions(1)	(46)	(173)	(2)
Less: Acquisition, integration and restructuring(1)	(1)	(1)	(3)
Underlying net income (loss)(2)	112	102	104
Reported ROE (%)(2)	9.9%	(12.3)%	14.8%
Underlying ROE (%)(2)	16.8%	14.8%	15.5%
After-tax profit margin for Group Benefits (%)(2)(3)	8.0%	7.8%	7.3%
Insurance sales(2)	643	172	616
(C$ millions)
Reported net income (loss)	88	(113)	131
Underlying net income (loss)(2)	148	136	137

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(3)    Based on underlying net income, on a trailing four-quarter basis, and which is described in section G - Non-IFRS Financial Measures in this document.
Profitability
Quarterly Comparison - Q4 2020 vs. Q4 2019
U.S.'s reported net income decreased by US$33 million ($43 million) or 33% (33%) in the fourth quarter of 2020 compared to the same period in 2019, reflecting unfavourable ACMA impacts relating to a new reinsurance agreement in In-force Management. Underlying net income increased by US$8 million ($11 million) or 8% (8%), driven by favourable morbidity experience in medical stop-loss, higher net investment returns on surplus and business growth, partially offset by less favourable credit experience and unfavourable expense experience. Unfavourable mortality experience in the quarter was in line with prior year, driven by current year COVID-19-related claims in employee benefits as compared to losses from large case claims in In-force Management in the fourth quarter of 2019. The impacts of foreign exchange translation decreased reported net income and underlying net income by $1 million and $2 million, respectively.

The trailing four-quarter after-tax profit margin for Group Benefits(1) was 8.0% as of the fourth quarter of 2020, compared to 7.3% as of the fourth quarter of 2019.

Growth
Quarterly Comparison - Q4 2020 vs. Q4 2019
U.S. insurance sales increased by US$27 million or 4% in the fourth quarter of 2020 compared to the same period in 2019, driven by growth in employee benefits and medical stop-loss.

(1)     Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
EARNINGS NEWS RELEASE        Sun Life Financial Inc.     December 31, 2020    15

3. Asset Management

	Quarterly results
Asset Management (C$ millions)	Q4'20	Q3'20	Q4'19
Reported net income	267	251	228
Less: Fair value adjustments on MFS's share-based payment awards(1)	(46)	(32)	(37)
Less: Acquisition, integration and restructuring(1)(2)	(20)	(11)	(16)
Underlying net income(3)	333	294	281
Assets under management (C$ billions)(3)	882.5	836.0	768.8
Gross sales (C$ billions)(3)	43.4	43.1	36.8
Net sales (C$ billions)(3)	2.8	6.9	(0.9)
MFS (C$ millions)
Reported net income	253	244	229
Less: Fair value adjustments on MFS's share-based payment awards(1)	(46)	(32)	(37)
Underlying net income(3)	299	276	266
Assets under management (C$ billions)(3)	776.8	730.1	684.8
Gross sales (C$ billions)(3)	40.4	40.6	34.0
Net sales (C$ billions)(3)	1.9	6.0	(1.5)
MFS (US$ millions)
Reported net income	194	183	173
Less: Fair value adjustments on MFS's share-based payment awards(1)	(36)	(24)	(28)
Underlying net income(3)	230	207	201
Pre-tax net operating profit margin ratio(3)	41%	40%	40%
Average net assets (US$ billions)(3)	577.6	539.7	507.2
Assets under management (US$ billions)(3)(4)	610.2	548.2	527.4
Gross sales (US$ billions)(3)	31.0	30.4	25.8
Net sales (US$ billions)(3)	1.5	4.5	(1.2)
Asset appreciation (depreciation) (US$ billions)	60.6	35.2	33.4
S&P 500 Index (daily average)	3,555	3,316	3,089
MSCI EAFE Index (daily average)	1,994	1,871	1,961
SLC Management (C$ millions)
Reported net income	14	7	(1)
Less: Acquisition, integration and restructuring(1)(2)	(20)	(11)	(16)
Underlying net income(3)	34	18	15
Assets under management (C$ billions)(3)	105.6	105.9	84.0
Gross sales (C$ billions)(3)	3.0	2.5	2.8
Net sales (C$ billions)(3)	0.9	0.9	0.6

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Amounts relate to acquisition costs for the BGO acquisition and the InfraRed acquisition, which includes the unwinding of the discount for the Other financial liabilities of $15 million, $11 million and $8 million in the fourth and third quarter of 2020 and in the fourth quarter of 2019, respectively.
(3)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(4)    Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS's U.S. GAAP assets and liabilities as at December 31, 2020.
Profitability
Quarterly Comparison - Q4 2020 vs. Q4 2019
Asset Management's reported net income increased by $39 million or 17% in the fourth quarter of 2020 compared to the same period in 2019, driven by the change in underlying net income of $52 million, partially offset by higher fair value adjustments on MFS’s share-based payment awards and higher acquisition and integration costs. Underlying net income increased driven by higher ANA in MFS and higher results due to the BGO and InfraRed acquisitions. The impacts of foreign exchange translation decreased reported net income and decreased underlying net income $3 million and $4 million, respectively.
In U.S. dollars, MFS's reported net income was US$194 million in the fourth quarter of 2020, an increase of US$21 million or 12% compared to the same period in 2019, driven by the change in underlying net income of US$29 million, partially offset by higher fair value adjustments on MFS's share-based payment awards. Underlying net income of US$230 million increased driven by higher ANA. Pre-tax net operating profit margin ratio for MFS for the fourth quarter of 2020 was 41%, compared to 40% for the fourth quarter of 2019.

16    Sun Life Financial Inc.     December 31, 2020        EARNINGS NEWS RELEASE

SLC Management's reported net income was $14 million in the fourth quarter of 2020, compared to reported net loss of $1 million in the same period in 2019, driven by the change in underlying net income of $19 million partially offset by higher acquisition and integration costs. Underlying net income of $34 million increased driven by results from the BGO and InfraRed acquisitions.
Growth
Asset Management's AUM increased by $113.7 billion or 15% as at December 31, 2020 compared to December 31, 2019, primarily driven by asset appreciation of $98.1 billion, net inflows of $17.0 billion, and an increase in AUM of $16.3 billion from the InfraRed acquisition, partially offset by the impacts of foreign exchange translation of $21.5 billion.

MFS's AUM increased by US$82.8 billion or 16% as at December 31, 2020 compared to December 31, 2019, primarily driven by asset appreciation of US$69.7 billion and net inflows of US$13.1 billion. In the fourth quarter of 2020, MFS reported net inflows of US$1.5 billion ($1.9 billion), including positive flows from U.S. retail products for the eighth consecutive quarter.

MFS’s U.S. Mutual Funds Board has transitioned to using Morningstar(1) as their primary benchmark for evaluation effective 2020. In the fourth quarter of 2020, 97%, 95% and 94% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively. Based on ten-, five- and three-year performance respectively, 83%, 88% and 79% of MFS's U.S. retail mutual fund assets ranked in the top half of their Lipper(1) categories.

SLC Management's AUM increased by $21.6 billion or 26% as at December 31, 2020 compared to December 31, 2019, primarily driven by the InfraRed acquisition of $16.3 billion, asset appreciation of $4.0 billion and other items of $3.5 billion, partially offset by the impacts of foreign exchange translation of $1.7 billion and net outflows of $0.5 billion. In the fourth quarter of 2020, SLC Management reported net inflows of $0.9 billion.

4. Asia

	Quarterly results
($ millions)	Q4'20	Q3'20	Q4'19
Local Markets(1)(2)	58	76	68
International Hubs(1)(2)	74	160	68
Reported net income (loss)	132	236	136
Less: Market-related impacts(3)	3	(9)	5
Less: Assumption changes and management actions(3)	21	80	(11)
Less: Acquisition, integration and restructuring(3)	(8)	1	(1)
Underlying net income (loss)(4)	116	164	143
Reported ROE (%)(4)	8.5%	15.6%	9.8%
Underlying ROE (%)(4)	7.4%	10.9%	10.2%
Insurance sales(4)	401	304	361
Wealth sales(4)	3,380	2,781	2,120

(1)     Prior to the first quarter of 2020, these business units were referred to as Insurance and Wealth, and International, respectively, in our Interim and Annual MD&A. Effective the first quarter of 2020, Insurance and Wealth was renamed to Local Markets and we combined our International business and Hong Kong business into a new management structure called "International Hubs". We have updated prior period amounts to reflect this change in presentation.
(2)    Local Markets is comprised of Philippines, Indonesia, India, China, Malaysia and Vietnam. International Hubs is comprised of International and Hong Kong.
(3)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(4)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

During the first quarter of 2020, we combined our International business and Hong Kong business into a new management structure called "International Hubs", to leverage the high-net-worth opportunities in Asia and offer our Clients and distribution partners best-in-class product and service offerings across all geographies.

(1) Both Lipper and Morningstar are financial service firms that provide independent analytics on mutual funds. There can be slight differences in how each firm defines relative peer groups for these analytics. MFS’s U.S. Mutual Funds Board has transitioned to using Morningstar as their primary benchmark for evaluation, effective 2020.
EARNINGS NEWS RELEASE        Sun Life Financial Inc.     December 31, 2020    17

Profitability
Quarterly Comparison - Q4 2020 vs. Q4 2019
Asia's reported net income decreased by $4 million or 3% in the fourth quarter of 2020 compared to the same period in 2019, reflecting the change in underlying net income of $27 million, offset by favourable ACMA impacts. Underlying net income decreased reflecting an AFS impairment of $20 million related to an investment in a fund managed by our joint venture in India and less favourable credit experience, partially offset by favourable expense experience and higher new business gain in International Hubs. The impacts of foreign exchange translation increased reported net income and underlying net income by $2 million and $3 million, respectively.
Growth
Quarterly Comparison - Q4 2020 vs. Q4 2019
Excluding the favourable impacts of foreign exchange translation, Asia insurance sales increased by 11% in the fourth quarter of 2020 compared to the same period in 2019. Individual insurance sales were $395 million, an increase of 12%, driven by International Hubs, partially offset by the Philippines as a result of the impact of COVID-19.

Excluding the unfavourable impacts of foreign exchange translation, Asia wealth sales increased by 61% in the fourth quarter of 2020 compared to the same period in 2019, driven by increases in fixed income sales in India, higher money market sales in the Philippines and growth in the pension business in Hong Kong.
5. Corporate

	Quarterly results
($ millions)	Q4'20	Q3'20	Q4'19
UK	43	54	32
Corporate Support	(41)	(65)	(83)
Reported net income (loss)	2	(11)	(51)
Less: Market-related impacts(1)	—	(3)	7
Less: Assumption changes and management actions(1)	—	37	—
Less: Acquisition, integration and restructuring(1)	(20)	—	(25)
Underlying net income (loss)(2)	22	(45)	(33)

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q4 2020 vs. Q4 2019
Corporate's reported net income was $2 million in the fourth quarter of 2020 compared to reported net loss of $51 million in the same period in 2019, driven by the increase in underlying net income of $55 million. Underlying net income increased driven by higher earnings in the run-off businesses, improved expense experience and lower project spend in Corporate Support, and higher investing activity in the UK. The impacts of foreign exchange translation were in line with the prior year for reported net income and underlying net income.

G. Non-IFRS Financial Measures
1. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:
(a)    market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impacts of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b)    assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts, and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and

18    Sun Life Financial Inc.     December 31, 2020        EARNINGS NEWS RELEASE

(c)    other adjustments:
(i)certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)fair value adjustments on MFS's share-based payment awards that are settled with MFS's own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS's results with publicly traded asset managers in the United States;
(iii)acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and
(iv)other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results			Full Year
($ millions, unless otherwise noted)	Q4'20	Q3'20	Q4'19	2020	2019
Reported net income	744	750	719	2,404	2,618
Market-related impacts
Equity market impacts
Impacts from equity market changes	122	42	36	(34)	120
Basis risk impacts	(14)	8	4	(109)	7
Equity market impacts	108	50	40	(143)	127
Interest rate impacts(1)
Impacts of interest rate changes	5	18	18	(187)	(307)
Impacts of credit spread movements	(63)	(27)	—	(35)	(45)
Impacts of swap spread movements	(16)	(5)	(29)	8	4
Interest rate impacts	(74)	(14)	(11)	(214)	(348)
Impacts of changes in the fair value of investment properties	(14)	(37)	(11)	(104)	(16)
Less: Market-related impacts	20	(1)	18	(461)	(237)
Less: Assumption changes and management actions	(42)	(53)	(15)	(143)	(46)
Less: Other adjustments
Certain hedges in Canada that do not qualify for hedge accounting	—	5	4	4	(5)
Fair value adjustments on MFS's share-based payment awards	(46)	(32)	(37)	(92)	(64)
Acquisition, integration and restructuring(2)	(50)	(11)	(43)	(117)	(87)
Less: Total of other adjustments	(96)	(38)	(76)	(205)	(156)
Underlying net income	862	842	792	3,213	3,057
Reported EPS (diluted) ($)	1.27	1.28	1.22	4.10	4.40
Less: Market-related impacts ($)	0.03	—	0.03	(0.80)	(0.39)
Less: Assumption changes and management actions ($)	(0.07)	(0.09)	(0.03)	(0.24)	(0.08)
Less: Certain hedges in Canada that do not qualify for hedge accounting ($)	—	0.01	0.01	0.01	(0.01)
Less: Fair value adjustments on MFS's share-based payment awards ($)	(0.08)	(0.06)	(0.06)	(0.16)	(0.11)
Less: Acquisition, integration and restructuring ($)	(0.08)	(0.02)	(0.07)	(0.20)	(0.15)
Less: Impact of convertible securities on diluted EPS ($)	—	—	—	—	(0.02)
Underlying EPS (diluted) ($)	1.47	1.44	1.34	5.49	5.16

(1)    Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)    Amounts relate to acquisition costs for the BGO acquisition and the InfraRed acquisition, which include the unwinding of the discount for the Other financial liabilities of $15 million, $11 million and $8 million in the fourth and third quarter of 2020 and in the fourth quarter of 2019, respectively, and of $47 million and $16 million in 2020 and in 2019, respectively. As a result of various projects to simplify our organizational structure and drive efficiencies, we recorded a restructuring charge of $20 million and $25 million in the fourth quarter of 2020 and in the fourth quarter of 2019, respectively, and $48 million in 2020.
EARNINGS NEWS RELEASE        Sun Life Financial Inc.     December 31, 2020    19

2. Additional Non-IFRS Measures
Management also uses the following non-IFRS financial measures:
Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders' equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International and Hong Kong; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. When sales are disclosed excluding the impacts of foreign exchange translation, this provides greater comparability across reporting periods. There is no directly comparable IFRS measure.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impacts of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impacts these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impacts of foreign exchange translation. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Assumption changes and management actions. In this document the impacts of ACMA on shareholders' net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in this document.

Note 10.A of our 2020 Annual Consolidated Financial Statements shows the pre-tax impacts of method and assumption changes on shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The view in this document of ACMA is the impacts on shareholders' reported net income (after tax). The Annual Consolidated Financial Statement view is a component of the change in total company liabilities.
20    Sun Life Financial Inc.     December 31, 2020        EARNINGS NEWS RELEASE

The following table provides a reconciliation of the differences between the two measures.

	Quarterly results			Full year
($ millions)	Q4'20	Q3'20	Q4'19	2020	2019
Impacts of method and assumption changes on insurance contract liabilities (pre-tax)(1)	22	(126)	(16)	(116)	(13)
Less: Participating policyholders(2)	7	2	(1)	54	1
Impacts of method and assumption changes excluding participating policyholders (pre-tax)	15	(128)	(15)	(170)	(14)
Less: Tax	(2)	(49)	(1)	(64)	(59)
Impacts of method and assumption changes excluding participating policyholders (after-tax)	17	(79)	(14)	(106)	45
Add: Management actions (after-tax)(3)(4)	(53)	(9)	—	(65)	19
Add: Other (after-tax)(5)	(6)	35	(1)	28	(110)
Assumption changes and management actions (after-tax)(4)(6)(7)	(42)	(53)	(15)	(143)	(46)

(1)    Note 10.A of our 2020 Annual Consolidated Financial Statements shows the pre-tax impacts of method and assumption changes on shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets, whereas the amounts shown in the table above are the shareholders' income impacts related to the amount shown in Note 10.A of our 2020 Annual Consolidated Financial Statements.
(2)    Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(3)    Adjustment to include the after-tax impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities.
(4) In the third quarter of 2020, ACMA includes an after-tax loss of $10 million relating to the impact from the repayment of a senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. The transaction mainly comprises of the benefit of an unwind fee of $15 million, more than offset by the net impact from the liquidation of the investment portfolio of $47 million. The latter includes a loss on the termination of derivatives and realized AFS gains on the disposal of debt securities of $270 million and $223 million ($342 million and $282 million, on a pre-tax basis), respectively. See section K - Additional Financial Disclosure in our 2020 Annual MD&A.
(5)    Adjustments to include the after-tax impacts of method and assumption changes on investment contracts and other policy liabilities.
(6)    Includes the tax impacts of ACMA on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(7)    ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in this document.

See section D - Profitability - 2 - Assumption changes and management actions in our 2020 Annual MD&A for details on ACMA in 2020.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) VNB, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) ACMA, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

EARNINGS NEWS RELEASE        Sun Life Financial Inc.     December 31, 2020    21

H. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company, (iv) relating to our expected tax range for future years, (v) set out in the 2020 Annual MD&A under the heading J - Risk Management - 9 - Risk Categories - i - Market Risk - Equity Market Sensitivities and Interest Rate Sensitivities, (vi) that are predictive in nature or that depend upon or refer to future events or conditions, and (vii) that include words such as "achieve", "aim", "ambition", "anticipate", "aspiration", "assumption", "believe", "continue", "could", "estimate", "expect", "future" "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "potential", "project", "seek", "should", "strategy", "strive", "target", "will", and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in the 2020 Annual MD&A under the headings B - Overview - 2 - Financial Objectives, D - Profitability - 2020 vs. 2019, I - Capital and Liquidity Management, F - Financial Strength, J - Risk Management and M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates in the 2020 Annual MD&A, and in SLF Inc.'s 2020 AIF under the heading Risk Factors and the factors detailed in SLF Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of mergers, acquisitions, strategic investments and divestitures; the impact of competition; the performance of our investments and investment portfolios managed for Clients; changes in the legal or regulatory environment, including capital requirements; the environment and social, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including the severity, duration and spread of COVID-19, actions by governments, monetary authorities and regulators in response to COVID-19; its impact on the global economy, and its impact on Sun Life's business, financial condition and or results; risks associated with the implementation of IFRS 17 Insurance Contracts and IFRS 9 Financial Instruments; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgments used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
22    Sun Life Financial Inc.     December 31, 2020        EARNINGS NEWS RELEASE

Earnings Conference Call
The Company's fourth quarter 2020 financial results will be reviewed at a conference call on Thursday, February 11, 2021, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q4 2021 period end. The conference call can also be accessed by phone by dialing 602-563-8756 (International) or 1-877-658-9101 (toll‑free within North America) using Conference ID: 6475712. A replay of the conference call will be available from Thursday, February 11, 2021 at 1:00 p.m. ET until 1:00 p.m. ET on Thursday, February 25, 2021 by calling 404-537-3406 or 1-855-859-2056 (toll‑free within North America) using Conference ID: 6475712.

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Leigh Chalmers
Manager, Corporate Communications	Senior Vice-President, Head of Investor Relations & Capital Management
Tel: 416-988-0542	Tel: 647-256-8201
irene.poon@sunlife.com	investor.relations@sunlife.com

EARNINGS NEWS RELEASE        Sun Life Financial Inc.     December 31, 2020    23